                       [The Renco Group, Inc. Letterhead]

                                 October 9, 1996

Board of Directors
WCI Steel, Inc.
1040 Pine Avenue, S.E.
Warren, OH 44483

Gentlemen:

     The Renco Group, Inc. ("Renco") hereby proposes that the Board of Directors (the "Board") of WCI Steel, Inc. (the "Company") authorize and approve, and the Company undertake to consummate, the following transactions which will result in, among other things, the Company "going private".

     1. EQUITY TRANSACTIONS. Simultaneous with the Debt Transactions (defined in 3 below), a direct wholly-owned subsidiary of Renco to be formed for this purpose ("Holdings") will commence a "going private" tender offer for all of the issued and outstanding shares of common stock, no par value, $0.01 stated value (the "Shares"), of the Company other than Shares owned by Renco (the "Equity Offer"), at a price of $10.00 per Share in cash. Renco intends to contribute its Shares to Holdings. The Equity Offer will be conditional upon such number of Shares being validly tendered and not withdrawn prior to the expiration date of the Equity Offer so that the number of Shares owned by Holdings would represent not less than 90% of the total number of Shares outstanding on the expiration date.

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Board of Directors                     -2-                  October 9, 1996
WCI Steel, Inc.

     2. DEBT TRANSACTIONS. The Company will commence an offer (the "Debt Tender Offer") to purchase for cash all, but not less than a majority, of its outstanding 10 1/2% Senior Notes due 2002 (currently approximately $206 million) (the "Existing Notes") and a related solicitation (the "Consent Solicitation") of consents to modify certain terms of the indenture related to the Existing Notes. The purchase price to be paid in respect of validly tendered Existing Notes and the related consents is 111.5% of their principal amount plus accrued but unpaid interest up to, but not including, the date of purchase.

     3. On or about the same time that the Company commences the Equity Offer and the Debt Tender Offer, the Company will place an offering of $300 million of new senior notes (the "Debt Offering").


     The Debt Tender Offer, the Consent Solicitation and the Debt Offering are referred to collectively as the "Debt Transactions", the Equity Offer and the Merger (defined in 5 below) are referred to collectively as the "Equity Transactions", and the Debt Transactions and the Equity Transactions are referred to collectively as the "Transactions".

     4. The proceeds of the Debt Offering, along with the Company's available cash, would be used to pay for the Equity Transactions, the Debt Tender Offer, the expenses of the Equity and Debt Transactions, to make a substantial dividend to Renco and to make certain contractual payments to certain executives of the Company. Thereafter, the Company would be

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Board of Directors                     -3-                  October 9, 1996
WCI Steel, Inc.

 left with a minimum amount of cash and its undrawn $100 million working capital line of credit with Congress Financial. An outline of the sources and uses relating to the Equity and Debt Transactions is attached.

     5. Upon, and subject to, successful completion of the Equity Offer, Holdings will effect a merger (the "Merger") of Holdings with and into the Company, with the Company surviving the Merger as a direct wholly-owned subsidiary of Renco. In connection with the Merger, each outstanding Share (other than Shares owned by Holdings, Shares held in the treasury of the Company, which will be cancelled, and Shares held by shareholders, who have validly exercised appraisal rights under Ohio law) will be converted into the right to receive in cash per Share, the same price paid to shareholders who tendered their Shares pursuant to the Equity Offer.

     6. The completion of the Equity Transactions and the Debt Transactions are each subject to the successful completion of the other and each offer would be subject to certain other conditions that are customary for comparable transactions.
                                   Very truly yours,

                                   THE RENCO GROUP, INC.

                                   By:  /s/  Ira Leon Rennert
                                        ---------------------
                                        Ira Leon Rennert
                                             Chairman


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WCI STEEL, INC.
--------------------------------------------------------------------------------



SOURCES AND USES OF FUNDS
($ IN MILLIONS)

          SOURCES                                     USES
     -------------------                 ------------------------------
     New Notes...............   $300.0   Repurchase 10 1/2% Notes......  $206.4
     Existing Company Cash...    124.4   Accrued Interest on
                                 -----    10 1/2% Notes................     5.4
        Total Sources........   $424.4   Tender Premium(1).............    23.7
                                 -----   Tender for Outstanding
                                 -----    Shares(2)....................    56.6
                                         Dividend to Renco(3)..........   107.6
                                         NWA Payments(4)...............    13.2
                                         Estimated Fees and Expenses...    11.5
                                                                          -----
                                            Total Uses.................  $424.4
                                                                          -----
                                                                          -----













-------------------------------------
(1) Assumes tender price of 111.5. Each 1 point change in Note Tender Offer price changes cash requirements by approximately $2.1 mm.
(2) Assumes tender price of $10.00 per share for 5,657,500 shares including 126,700 restricted shares.
(3)  Dividend to Renco is $3.50 per share.
(4) Contractural payments to active employees pursuant to Net Worth Appreciation Agreements ("NWA"). The Company is also considering to accelerate the NWA payments to two retired executives which would require an additional $7.3 million.